Exhibit 99.1

Huize Holding Limited Reports Fourth Quarter and Full Year 2022 Unaudited Financial Results

SHENZHEN, China, March 27, 2023 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter and Full Year 2022 Financial and Operational Highlights

•

Resilient business performance: Gross Written Premiums (“GWP”) facilitated on our platform for the full year of 2022 remained stable at RMB4,907.8 million compared to the same period of 2021. Renewal premiums facilitated on our platform in the fourth quarter of 2022 increased by 80.8% to RMB1,032.5 million from RMB571.0 million in the fourth quarter of 2021, primarily driven by high persistency metrics of our high-quality and loyal long-term insurance products customer base.

•

Disciplined cost control and profitability: Operating expenses decreased by 54.6% year-over-year to RMB97.3 million in the fourth quarter of 2022 from RMB214.4 million in the same period of 2021. Operating expenses for the full year of 2022 decreased by 30.1% year-over-year to RMB467.3 million from RMB668.7 million in 2021. We achieved non-GAAP net profit of RMB14.1 million in the fourth quarter of 2022, in line with guidance.

•

Cumulative number of insurance clients served increased to approximately 8.4 million as of December 31, 2022. We cooperated with 106 insurer partners, including 64 life and health insurance companies and 42 property & casualty insurance companies, as of December 31, 2022.

•	As of December 31, 2022, our cash and cash equivalents amounted to RMB277.2 million (US$40.2 million).

Mr. Cunjun Ma, Founder and CEO of Huize, commented, “We are very pleased to report a set of encouraging financial results set against the backdrop of an extremely challenging macro and operational environment in the fourth quarter of 2022. We recorded a non-GAAP net profit of RMB14.1 million in the fourth quarter of 2022, in line with our guidance from last quarter. These resilient results further solidify our leading position in the digital insurance market and validate our proactive steps to adjust our product offerings and business strategies to mitigate downside risks during a difficult period for the global economy. Our group-wide organizational structure optimization also continues to yield results, driving a 54.6% year-over-year decrease in operating expenses for the quarter, enabling improvement in operating leverage as the macroeconomy and consumer consumption recover in the post-pandemic world.

In the fourth quarter, we maintained our strategic focus on long-term insurance products and leveraged our strengths in product customization to co-develop various long-term savings and protection products tailored to meet market demands. The GWP contribution from our long-term insurance products surpassed 90% for the thirteenth consecutive quarter. Our renewal premiums also surged by 80.8% year-over-year to RMB1,032.5 million in the fourth quarter of 2022, reflecting our strong ability to acquire high-quality and loyal customers. We expect to remain profitable in 2023 on the anticipated macro recovery, our improving operational efficiency, our continued efforts to upsell existing customers, and our ability in acquiring new mass affluent customers.

During the year, we made substantial progress on executing our three-year “Agents, Businesses, Customers (ABC)” strategic business plan to build an omnichannel digital insurance service ecosystem. In the “To-C” segment, we continued to enhance our customer acquisition capabilities, improve our customer quality, and deepen customer engagement. Consequently, the average ticket size of our long-term savings products increased by 37.5% year-over-year to RMB41,429 in first-year premiums (“FYP”) in 2022. In the “To-B” segment, we continued to drive industry digitalization by exporting our innovative technology to insurance companies. In terms of agents, we launched our new user management system, “Hotlink 1.0” to empower insurance agents in all aspects of their business. FYP facilitated by the “To-A” business exceeded RMB200 million in 2022.

Going forward, we will upgrade our business model to facilitate O2O integration in our “To-C” business, provide our “To-B” customers with insurance-related AI solutions and services across all scenarios, and focus on our localized deployment plan for our “To-A” business. We believe executing these strategies will secure our position as a top-tier insurance intermediary in the industry and enable us to enhance long-term shareholder value and sustain the high-quality growth of our business.”

Fourth Quarter 2022 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB1,449.1 million (US$210.1 million) in the fourth quarter of 2022, a decrease of 27.2% from RMB1,990.9 million in the same period of 2021. Of the GWP facilitated in the fourth quarter of 2022, FYP accounted for RMB416.6 million (or 28.7% of total GWP), a decrease of 70.7% year-over-year given a high base for comparison. Renewal premiums accounted for RMB1,032.5 million (or 71.3% of total GWP), an increase of 80.8% year-over-year.

Operating revenue was RMB258.4 million (US$37.5 million) in the fourth quarter of 2022, a decrease of 73.5% from RMB976.3 million in the same period of 2021. The decrease was primarily driven by the decrease in FYP facilitated.

Operating costs

Operating costs were RMB162.2 million (US$23.5 million) in the fourth quarter of 2022, a decrease of 78.3% from RMB747.9 million in the same period of 2021. The decrease was primarily due to tight control on marketing channel costs and was faster than the decrease in operating revenue.

Operating expenses

Selling expenses decreased by 62.8% year-over-year to RMB41.8 million (US$6.1 million) in the fourth quarter of 2022, compared with RMB112.3 million in the same period of 2021, which was primarily due to a decrease in salaries and employment benefits, and to a lesser extent, a decrease in advertising and marketing expenses.

General and administrative expenses were RMB38.6 million (US$5.6 million) in the fourth quarter of 2022, a decrease of 31.1% from RMB56.0 million in the same period of 2021. This decrease was primarily due to a decrease in salaries and employment benefits, and to a lesser extent, a decrease in professional service expenses.

Research and development expenses were RMB16.9 million (US$2.4 million) in the fourth quarter of 2022, a decrease of 63.3% from RMB46.1 million in the same period of 2021, primarily due to a decrease in personnel costs.

Net profit and Non-GAAP net profit for the period

Net profit in the fourth quarter of 2022 was RMB8.2 million (US$1.2 million), down 58.8% from RMB19.9 million in the same period of 2021. Non-GAAP net profit decreased by 34.7% to RMB14.1 million (US$2.1 million) in the fourth quarter of 2022, compared with RMB21.6 million in the same period of 2021.

Full Year 2022 Financial Results

GWP and operating revenue

GWP facilitated was RMB4,907.8 million in 2022, a decrease of 2.2% from RMB5,018.2 million in 2021. Of the GWP facilitated in 2022, FYP accounted for RMB1,846.4 million (or 37.6%), a decrease of 40.9% year-over-year. Renewal premiums accounted for RMB3,061.4 million (or 62.4%), an increase of 61.6% year-over-year.

Operating revenue was RMB1,157.9 million (US$167.9 million) in 2022, a decrease of 48.4% from RMB2,245.0 million in 2021. The increase in operating revenue was primarily driven by the decrease in the FYP facilitated.

Operating costs

Operating costs were RMB734.3 million (US$106.5 million) in 2022, a decrease of 56.6% from RMB1,690.8 million in 2021. The decrease was primarily due to our disciplined selection of marketing channels to acquire user traffic, and was faster than the decrease in operating revenue.

Operating expenses

Selling expenses were RMB231.7 million (US$33.6 million) in 2022, a decrease of 33.9% from RMB350.6 million in 2021, which was primarily due to a decrease in advertising and marketing expenses, and to a lesser extent, a decrease in salaries and employment benefits.

General and administrative expenses were RMB154.7 million (US$22.4 million) in 2022, a decrease of 21.7% from RMB197.6 million in 2021. This decrease was primarily due to a decrease in salaries and employment benefits for general and administrative staff, and to a lesser extent, a decrease in professional service expenses.

Research and development expenses were RMB80.9 million (US$11.7 million) in 2022, a decrease of 32.9% from RMB120.5 million in 2021, primarily due to a decrease in personnel costs.

Net loss and Non-GAAP net loss for the year

Net loss in 2022 was RMB31.2 million (US$4.5 million), down significantly from a net loss of RMB107.7 million in 2021. Non-GAAP net loss in 2022 was RMB20.8 million (US$3.0 million), compared to a non-GAAP net loss of RMB109.5 million in 2021. The decrease in net loss was primarily due to our cost optimization program.

Cash and cash equivalents

As of December 31, 2022, the combined balance of the Company’s cash and cash equivalents amounted to RMB277.2 million (US$40.2 million), compared to RMB381.2 million as of December 31, 2021.

Share Repurchase Program

As of December 31, 2022, the Company had purchased an aggregate of 654,887 ADSs for a total amount of approximately US$0.9 million, under its share repurchase program, pursuant to which the Company has been authorized to repurchase up to US$5 million ADSs by March 18, 2023, as previously announced on March 18, 2022. On March 17, 2023, the Company announced a new share repurchase program under which it is authorized to repurchase up to US$5 million ADSs over the next 12 months.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company expects to achieve a non-GAAP net profit attributable to shareholders of not less than RMB30 million in 2023. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change as a result of various market uncertainties.

Conference Call

The Company’s management team will hold an earnings conference call at 8:00 A.M. Eastern Time on Monday, March 27, 2023 (8:00 P.M. Beijing/Hong Kong Time on Monday, March 27, 2023). Details for the conference call are as follows:

Event Title:                Huize Holding Limited’s Fourth Quarter and Full Year 2022 Earnings Conference Call

Registration Link:    https://register.vevent.com/register/BI41fe504a66d542db8991a2741491ef15

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Crystal Lai

Phone: +852 2117 0861

Email: crystal.lai@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of December 31
	2021	2022
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	381,158	277,168	40,186
Restricted cash	183,408	98,917	14,342
Contract assets, net of allowance for doubtful accounts	—	49,888	7,233
Accounts receivable, net of allowance for impairment	777,262	250,667	36,342
Insurance premium receivables	1,217	1,792	260
Amounts due from related parties	128	489	71
Prepaid expense and other receivables	77,511	71,818	10,413

Total current assets	1,420,684	750,739	108,847

Non-current assets
Restricted cash	44,418	—	—
Contract assets, net of allowance for doubtful accounts	—	6,634	962
Property, plant and equipment, net	48,461	38,518	5,585
Intangible assets, net	21,626	53,498	7,756
Deferred tax assets	605	—	—
Long-term investments	73,001	77,305	11,208
Operating lease right-of-use assets	247,819	162,180	23,514
Goodwill	461	461	67
Other assets	379	279	40

Total non-current assets	436,770	338,875	49,132

Total assets	1,857,454	1,089,614	157,979

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings	216,710	150,000	21,748
Accounts payable	680,369	262,266	38,025
Insurance premium payables	124,019	27,567	3,997
Contract liabilities	7,236	4,034	585
Other payables and accrued expenses	71,255	58,251	8,446
Payroll and welfare payable	93,451	43,938	6,370
Income taxes payable	2,440	2,440	354
Operating lease liabilities	14,886	10,075	1,461
Amount due to related parties	11,875	495	72

Total current liabilities	1,222,241	559,066	81,058

Non-current liabilities
Long-term borrowings	20,000	—	—
Deferred tax liabilities	4,892	12,491	1,811
Operating lease liabilities	249,183	176,032	25,522
Payroll and welfare payable	225	—	—

Total non-current liabilities	274,300	188,523	27,333

Total liabilities	1,496,541	747,589	108,391

Commitments and contingencies
Shareholders’ equity
Class A common shares	62	62	9
Class B common shares	10	10	1
Treasury stock	(9,545)	(15,306)	(2,219)
Additional paid-in capital	896,772	904,935	131,203
Accumulated other comprehensive loss	(27,295)	(17,695)	(2,566)
Accumulated deficits	(499,940)	(531,127)	(77,006)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	360,064	340,879	49,422
Non-controlling interests	849	1,146	166

Total shareholders’ equity	360,913	342,025	49,588

Total liabilities and shareholders’ equity	1,857,454	1,089,614	157,979

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	969,703	246,496	35,739	2,232,253	1,108,652	160,739
Other income	6,630	11,915	1,728	12,763	49,256	7,141

Total operating revenue	976,333	258,411	37,467	2,245,016	1,157,908	167,880

Operating costs and expenses
Cost of revenue	(746,551)	(158,355)	(22,959)	(1,688,087)	(706,009)	(102,361)
Other cost	(1,308)	(3,855)	(559)	(2,670)	(28,282)	(4,101)

Total operating costs	(747,859)	(162,210)	(23,518)	(1,690,757)	(734,291)	(106,462)

Selling expenses	(112,348)	(41,814)	(6,062)	(350,573)	(231,664)	(33,588)
General and administrative expenses	(55,987)	(38,611)	(5,598)	(197,619)	(154,715)	(22,432)
Research and development expenses	(46,072)	(16,891)	(2,449)	(120,478)	(80,911)	(11,731)

Total operating costs and expenses	(962,266)	(259,526)	(37,627)	(2,359,427)	(1,201,581)	(174,213)

Operating income/(loss)	14,067	(1,115)	(160)	(114,411)	(43,673)	(6,333)

Other income/(expenses)
Interest expenses	(1,570)	(593)	(86)	(3,206)	(5,062)	(734)
Unrealized exchange (loss)/income	(40)	16	2	(59)	(79)	(11)
Investment income/(loss)	(1,299)	1	—	(5,328)	(2,216)	(321)
Others, net	4,735	8,419	1,221	12,627	19,490	2,826

Profit/(loss) before income tax, and share of income/(loss) of equity method investee	15,893	6,728	977	(110,377)	(31,540)	(4,573)

Share of income/(loss) of equity method investee	3,954	833	121	2,660	(2,200)	(319)

Net profit/(loss)	19,847	7,561	1,098	(107,717)	(33,740)	(4,892)

Net loss attributable to non-controlling interests	(51)	(611)	(89)	(51)	(2,553)	(370)

Net profit/(loss) attributable to common shareholders	19,898	8,172	1,187	(107,666)	(31,187)	(4,522)

Net profit/(loss)	19,847	7,561	1,098	(107,717)	(33,740)	(4,892)
Foreign currency translation adjustment, net of tax	(1,534)	(3,551)	(515)	(5,323)	9,600	1,392

Comprehensive income/(loss)	18,313	4,010	583	(113,040)	(24,140)	(3,500)

Comprehensive loss attributable to non-controlling interests	(51)	(611)	(89)	(51)	(2,553)	(370)

Comprehensive income/(loss) attributable to common shareholders	18,364	4,621	672	(112,989)	(21,587)	(3,130)

Weighted average number of common shares used in computing net profit per share
Basic and diluted	1,021,669,215	1,020,675,722	1,020,675,722	1,021,861,206	1,021,958,881	1,021,958,881
Net profit/(loss) per share attributable to common shareholders
Basic and diluted	0.02	0.01	0.00	(0.11)	(0.03)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,			For the Twelve Months Ended December 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net profit/(loss) attributable to common shareholders	19,898	8,172	1,187	(107,666)	(31,187)	(4,522)
Share-based compensation expenses	1,745	5,964	865	(1,824)	10,411	1,509

Non-GAAP net profit/(loss) attributable to common shareholders	21,643	14,136	2,052	(109,490)	(20,776)	(3,013)